Exhibit 99.1

IHS Towers Publishes 2023 Sustainability Report

May 28, 2024, London: IHS Holding Limited (NYSE: IHS) (“IHS Towers”) group, one of the largest independent owners, operators, and developers of shared communications infrastructure in the world by tower count, has today published its 2023 Sustainability Report.

The report covers sustainability activities from January 1, 2023 to December 31, 2023, and is the second report prepared in accordance with the Global Reporting Initiative Standards and maps the company’s sustainability initiatives to the United Nations’ Sustainable Development Goals. IHS’ approach to sustainability is guided by the UN Global Compact, to which it has been a signatory since 2020.

The 2023 Sustainability Report demonstrates IHS’ continued commitment to its stakeholders including, but not limited to, its employees, communities, suppliers, customers, and investors. The communications infrastructure it provides is vital to enabling mobile connectivity, and through the company’s four-pillar sustainability strategy, it seeks to further support long-term value creation.

Sam Darwish, Chairman & CEO, IHS Towers, commented, “Since 2017, we have invested more than $29 million in community-focused initiatives as part of our comprehensive sustainability program. We are proud to help bring millions of people the power of mobile connectivity, promoting economic growth, social development, and access to critical public services.”

He continued, “As we entered the second year of Project Green, the current phase of our Carbon Reduction Roadmap, we directed considerable effort towards reducing our environmental footprint. This included a reduction of Scope 1 and Scope 2 kilowatt-hour emissions intensity by approximately 6% compared with 2022. Looking back on 2023, we are pleased with our progress and continue to reflect, refine, and enhance our sustainability strategy today for the benefit of all stakeholders.”

2023 Sustainability Report Highlights

As of December 31, 2023, we reported the following environmental, social and governance (ESG) related progress:

Environment

•	Continued to execute on our Carbon Reduction Roadmap:
o	Reduced our Scope 1 and Scope 2 kilowatt-hour emissions intensity by approximately 6% compared with 2022, with an 11% approximate reduction in emissions intensity since 2021.
•	Powered 48% of our sites with hybrid power systems that combine diesel generators with solar and/or battery systems.
•	Maintained responsible management of our waste streams, including:
o	20,044 batteries recycled or reused.

o	75% approximate reduction in hazardous lead-acid waste in Brazil.
o	25,640 kilograms of iron from dismantled towers recycled in Côte d’Ivoire.
•	Supported local biodiversity and reforestation projects by planting almost 30,000 trees across Brazil, Cameroon and Rwanda.

Social

•	Spent $7 million on community-focused sustainability initiatives.
•	Reduced our Road Traffic Accident Frequency (RTAF) rate by 7% and reported zero fatalities.
•	Increased female representation with females comprising 27% of employees and 28% of managers across the Group.
•	Strengthened our supplier due diligence to include screening new suppliers for environmental and social criteria.
•	Continued our commitment to education through several initiatives:
o	Expanded our UNICEF Giga partnership to Brazil, to help Giga map and connect more schools to the internet.
o	Advanced our Frontline Workers Initiative, which is currently supporting 50 students via scholarships to top-tier local and international universities.
o	Announced a partnership with the Limitless Space Institute to help teachers in Brazil and Nigeria pursue new opportunities in space education.
o	Provided 400 schools in Nigeria with free internet connectivity and donated 200 mini tablets in partnership with UNICEF Nigeria.

Governance

•	Achieved ISO 37001 Anti-Bribery Management System certification[1]; in addition, IHS Nigeria is ISO 9001:2008 Quality Management System certified.
•	Received an updated ESG Risk Rating from Morningstar Sustainalytics. As of April 2024, our ESG Risk Rating places us in the top 16% of all companies assessed by Morningstar Sustainalytics in the Telecommunication Services Industry[2].

For more information, please visit www.ihstowers.com/sustainability

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1 ISO 37001 Anti-Bribery Management System certification has been achieved in UAE, UK and operating companies except South Africa and Egypt

2 Received February 2024. Copyright © 2024 Morningstar Sustainalytics. All rights reserved. This presentation contains information developed by Sustainalytics (www.sustainalytics.com). Such information and data are proprietary of Sustainalytics and/or its third party suppliers (Third Party Data) and are provided for informational purposes only. They do not constitute an endorsement of any product or project, nor an investment advice and are not warranted to be complete, timely, accurate or suitable for a particular purpose. Their use is subject to conditions available at https://www.sustainalytics.com/legal-disclaimers

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About IHS Towers: IHS Towers is one of the largest independent owners, operators and developers of shared communications infrastructure in the world by tower count and is solely focused on the emerging markets. The Company has over 40,000 towers across its 10 markets, including Brazil, Cameroon, Colombia, Côte d’Ivoire, Egypt, Kuwait, Nigeria, Rwanda, South Africa and Zambia. For more information, please email: communications@ihstowers.com or visit: www.ihstowers.com

Cautionary statements

This press release contains forward-looking statements. We intend such forward-looking statements to be covered by relevant safe harbor provisions for forward-looking statements (or their equivalent) of any applicable jurisdiction, including those contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements other than statements of historical facts contained in this press release may be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “contemplates," “believes,” “estimates,” “forecast,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. Forward-looking statements contained in this press release include, but are not limited to statements regarding our business strategy, plans, market growth and our objectives our sustainability program and Carbon Reduction Roadmap.

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to general macroeconomic conditions in the countries in which we operate; our inability to successfully execute our business strategy and operating plans, including our ability to increase the number of Colocations and Lease Amendments on our Towers and construct New Sites or develop business related to adjacent telecommunications verticals (including, for example, relating to our fiber businesses in Latin America and elsewhere) or deliver on our sustainability or environmental, social and governance (ESG) strategy and initiatives under anticipated costs, timelines, and complexity, such as our Carbon Reduction Roadmap (Project Green), including plans to reduce diesel consumption, integrate solar panel and battery storage solutions on tower sites and connect more sites to the electricity grid; environmental liability; and the important factors discussed in the section titled “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2023.

The forward-looking statements in this press release are based upon information available to us as of the date of this press release, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements. You should read this press release and the documents that we reference in this press release with the understanding that our actual future results, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. Additionally, we may provide information herein that is not necessarily “material” under the federal securities laws for SEC reporting purposes, but that is informed by various ESG standards and frameworks (including standards for the measurement of underlying data), and the interests of various stakeholders. Much of this information is subject to assumptions, estimates or third-party information that is still evolving and subject to change. For example, our disclosures based on any standards may change due to revisions in framework requirements, availability of information,

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changes in our business or applicable government policies, or other factors, some of which may be beyond our control. These forward-looking statements speak only as of the date of this press release. Except as required by applicable law, we do not assume, and expressly disclaim, any obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of any new information, future events or otherwise. Additionally, the information included in our 2023 Sustainability Report, including highlights provided in this press release, are subject to certain important disclaimers that should be read and considered in concert with such information.

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